
July 19, 2017

Michael D. Step
Chief Executive Officer
Ritter Pharmaceuticals, Inc.
1880 Century Park East #1000
Los Angeles, CA 90067

>   **Re: Ritter Pharmaceuticals, Inc.**
>   **Amendment No. 1 to the**
>   **Registration Statement on Form S-1**
>   **Filed July 18, 2017**
>   **File No. 333-219147**

Dear Mr. Step:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Cover Page

1.   We note your response to prior comment number 2. Please clarify, if true, that the offering price for the Class A Units will be the current market price on the pricing date. If the offering price will be at a discount to the current market price, that should be clearly indicated on the cover page. Please also include on the cover page the factors that will be used to determine the price for the Class B Units.

Exhibits

2.   Please refer to the legal opinion filed as Exhibit 5.1. We note that the legality opinion

states that the Class A Units and Class B Units will be "validly issued, fully paid and non-assessable." Please have counsel file a revised legality opinion that opines that the Class A Units and Class B Units are binding obligations of the registrant under the law of the jurisdiction governing the units. For guidance, refer to Section II.B.l.h of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at (202) 551-6761 or Suzanne Hayes at (202) 551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Aron Izower